

April 5, 2010

By Facsimile ((415) 984-8701) and U.S. Mail

Peter T. Healy, Esq.
O'Melveny & Myers LLP
Two Embarcadero Center, 28th Floor
San Francisco, CA 94111

> **Re: IMH Secured Loan Fund, LLC**
> **Schedule 14D-9 filed March 30, 2010**
> **File No. 005-85374**

Dear Mr. Healy:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 14D-9

Item 3. Past Contacts, Transactions, Negotiations and Agreements

1.   Please tell us why you need to qualify your disclosure "to [your] knowledge." What prevents you from knowing and disclosing this information? Please explain or delete the qualifier. Also apply this comment to Item 6.

2.   We note that your disclosure refers security holders to your Registration Statement on Form S-4 (incorporated by reference) for exceptions to your affirmative statements in this Item. Please tell us how this incorporation by reference conforms to the provisions of General Instruction D to Schedule 14D-9. In this respect, please tell us whether you have already mailed the prospectus to security holders.

Item 4. The Solicitation or Recommendation – Reasons for the Recommendation

3.   Please expand your disclosure of the reasons for your recommendation that security holders reject the offer. For example:

- With respect to the second bullet point, explain why you believe the offer price is an "opportunistic attempt to deprive the Members who tender their Units in the Offer of the potential to realize a greater long-term value of their investment in the Fund" while at the same time giving no assurance of the same long-term value of the Units and referring security holders to a long list of potential risks.
- With respect to the third bullet point, describe the "Manager's knowledge of the potential value of the Fund's assets."
- With respect to the fourth bullet point, please explain supplementally how the referenced transfer limitation would prevent the bidder from acquiring the number of securities it offered to acquire. Also, revise your disclosure to explain both the effect of being deemed a "publicly traded partnership" within the meaning of section 7704(b) of the IRC and why you are not already so deemed given the registration of your securities.
- With respect to the fifth bullet point, describe the substance of your discussions with your advisors.

Item 8. Additional Information

4.   We note the disclaimer that you do not undertake any obligation to update any forward-looking statements to reflect any new information, future events, or otherwise. This disclaimer is inconsistent with the requirements of General Instruction D of Schedule 14D-9 and your obligations under Rule 14d-9(c) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise your disclosure.

Closing Information

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to me at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions